UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Target Corporation

File No. 1-06049 - CF#32611

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Target Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 28, 2015 and an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 30, 2013, as amended.

Based on representations by Target Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

10-Q filed May 28, 2015	Exhibit (10)II	through March 13, 2025
10-Q filed May 30, 2013	Exhibit (10)X	through March 13, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary